# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Paysafe Ltd., CIK 0001833835
CUSIP: G6964L107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 25 Canada Square, 27th Floor, London, United Kingdom (X0), E14 5LQ
Date of event which requires filing of this statement: 11/25/2025
Filed by CIK 0000903213
Persons authorized to receive notices and communications: Michael L. Gravelle, c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, Nevada (NV), 89134, (702) 323-7330

## Reporting persons
- William P. Foley II (CIK 0000903213): type of reporting person: individual (IN); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,638,101; sole dispositive power 0; shared dispositive power 1,638,101; aggregate amount beneficially owned 1,638,101 (2.9% of the class)
  Comment: The amount in row 13 was calculated based on 57,462,927 Common Shares outstanding as of September 30, 2025, as disclosed by the Issuer in a Form20-F filed with the SEC on November 13, 2025, and reflects the Issuer's reverse stock split announced on December 12, 2022.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Paysafe Ltd.
Address of issuer's principal executive offices: 25 Canada Square, 27th Floor, London, United Kingdom (X0), E14 5LQ
Comment:
This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D originally filed by William P. Foley II (the "Reporting Person") on January 3, 2022, and was amended on November 15, 2022 (as amended from time to time, the "Schedule 13D"), and relates to the common shares, par value $0.012 per share (the "Common Shares"), of Paysafe Ltd. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

This Amendment No. 2 is being made solely because the Reporting Person may no longer be deemed to be part of a group. See Item 5(e) of this Amendment No. 2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5(a) of the Schedule 13D is amended and supplemented as follows:

The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover page to this Amendment No. 2 is incorporated by reference into this Item 5. Such responses are provided as of the date of this Amendment No. 2.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Item 5(b) of the Schedule 13D is amended and supplemented as follows:

The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover page to this Amendment No. 2 is incorporated by reference into this Item 5. Such responses are provided as of the date of this Amendment No. 2.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the date of the filing of this Amendment No. 2, the Reporting Person is not the beneficial owner of more than five percent of the Common Shares of the Issuer. Further, the Reporting Person may no longer be deemed to be part of a group within the meaning of Section 13(d)(3) of the Exchange Act that beneficially owns more than five percent of the Common Shares of the Issuer as a result of the withdrawal by TC LLC II from the Shareholder Agreement in accordance with the terms thereof.

## Signatures
- William P. Foley II: /s/ William P. Foley II, William P. Foley II (11/25/2025)